NOTA N° 503

BANCO
Hipotecario

RECEIVED

2007 OCT 22 P 7:39

07027487

Buenos Aires, 16 october of 2007.

Messrs.
U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, D.C. 20549
U. S. A.

082-34946

SUPPL

Attention: Mailstop: Room 3628
Rule 12g3-2(b) Exemption

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

PROCESSED
OCT 30 2007
THOMSON
FINANCIAL

Dear Sirs,

We refer to the Rule Amendments approved by the SEC in June 2007 permitting a non-U.S. company that currently maintains a Rule 12g3-2(b) exemption from reporting obligations under U.S. Securities Exchange Act of 1934, upon application to the SEC, to publish in English its required home-country documents on its website.

According to the above, we apply for the amendment to the existing Rule 12g3-2(b) exemption for purposes of future electronic publication of the required disclosure documents; therefore, we provide you our institutional website address: www.hipotecario.com.ar

The information can be found in our website under Institutional section.

Very truly yours,

ERNESTO VIÑES
DIRECTOR

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